FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011

Commission File Number: 000-51440

CHINA MEDICAL TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

No. 24 Yong Chang North Road

Beijing Economic-Technological Development Area

Beijing 100176

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CHINA MEDICAL TECHNOLOGIES, INC.

Form 6-K

Page

Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MEDICAL TECHNOLOGIES, INC.

By:	/s/ Takyung (Sam) Tsang
Name:	Takyung (Sam) Tsang
Title:	Chief Financial Officer

Date: November 21, 2011

Exhibit 99.1

China Medical Technologies Reports Second Fiscal Quarter Financial Results

Beijing, China, November 18, 2011 - China Medical Technologies, Inc. (the “Company”) (Nasdaq: CMED), a leading China-based advanced in-vitro diagnostic (“IVD”) company, announced its unaudited financial results for the second fiscal quarter ended September 30, 2011 (“2Q FY2011”) today.

2Q FY2011 and Six Months Ended September 30, 2011 Highlights

	For the Three Months Ended
	September 30, 2010	September 30, 2011	September 30, 2011
	RMB	RMB	US$	% change
	(in thousands except for per ADS information)
Net revenues	201,834	238,450	37,386	18.1%
Net income (loss)	(2,936)	33,343	5,228	n/a
Diluted earnings (loss) per ADS*	(0.11)	1.26	0.20	n/a
Non-GAAP net income	65,401	89,557	14,042	36.9%
Non-GAAP diluted earnings per ADS*	2.50	3.38	0.53	35.2%
Adjusted EBITDA	116,314	151,351	23,730	30.1%

	For the Three Months Ended
	June 30, 2011	September 30, 2011	September 30, 2011
	RMB	RMB	US$	% change
	(in thousands)
Net cash provided by operating activities	62,243	79,053	12,395	27.0%

	For the Six Months Ended
	September 30, 2010	September 30, 2011	September 30, 2011
	RMB	RMB	US$	% change
	(in thousands except for per ADS information)
Net revenues	388,004	475,561	74,563	22.6%
Net income	30,742	69,071	10,830	124.7%
Diluted earnings per ADS*	1.18	2.61	0.41	121.2%
Non-GAAP net income	122,412	180,009	28,224	47.1%
Non-GAAP diluted earnings per ADS*	4.68	6.79	1.07	45.1%
Adjusted EBITDA	221,466	305,640	47,921	38.0%

Outlook for the Third Fiscal Quarter Ending December 31, 2011

	For the Three Months Ending December 31, 2011		Year over Year
	RMB	US$	% change
(in millions except for per ADS information)
Target net revenues	245.0 – 250.0	38.4 – 39.2	9.4 – 11.6%
Target non-GAAP net income	85.0 – 88.0	13.3 – 13.8	12.4 – 16.3%
Target non-GAAP diluted earnings per ADS*	3.20 – 3.30	0.50 – 0.52	11.5 – 15.0%

Outlook for the Full Fiscal Year Ending March 31, 2012

	For the Fiscal Year Ending March 31, 2012		Year over Year
	RMB	US$	% change
(in millions except for per ADS information)
Target net revenues	970.0 – 980.0	152.1 – 153.7	15.2 – 16.3%
Target non-GAAP net income	335.0 – 340.0	52.5 – 53.3	22.7 – 24.5%
Target non-GAAP diluted earnings per ADS*	12.40 – 12.60	1.94 – 1.98	19.3 – 21.3%

The above targets are based on the Company’s current views on operating and market conditions, which are subject to change.

*	One American Depositary Share (“ADS”) = 10 ordinary shares

See “Non-GAAP Measure Disclosures” below, where the impact of certain items on reported results is discussed.

“We are pleased to receive SFDA approval on our second PCR-based companion diagnostic assay on KRAS mutation for colorectal cancer targeted drug. We see huge potential on personalized medicine for cancer patients in China and will continue to develop this market segment.” commented Mr. Xiaodong Wu, Chairman and Chief Executive Officer of the Company.

2Q FY2011 Unaudited Financial Results

The Company reported net revenues of RMB238.5 million (US$37.4 million) for 2Q FY2011, representing an 18.1% increase from the corresponding period of FY2010.

The Company’s revenues are currently generated from two segments, molecular diagnostic systems and immunodiagnostic systems. The molecular diagnostic system segment mainly includes FISH products and SPR products while the immunodiagnostic system segment consists of ECLIA products.

Molecular diagnostic system sales for 2Q FY2011 were RMB164.0 million (US$25.7 million), representing a 38.5% increase from the corresponding period of FY2010. The year-over-year increase was primarily due to the increase in usage of the Company’s FISH probes by hospitals as well as the significant increase in sales of SPR-based HPV-DNA chips to hospitals during 2Q FY2011.

Immunodiagnostic system sales for 2Q FY2011 were RMB74.5 million (US$11.7 million), representing a 10.8% decrease from the corresponding period of FY2010. The year-over-year decrease was primarily due to more stringent control over credit sales to distributors so as to mitigate the risk and magnitude of bad debts.

Gross margin was 64.9% for 2Q FY2011 which increased year-over-year from 55.2% for the corresponding period of FY2010. Non-GAAP gross margin was 84.8% for 2Q FY2011 which increased year-over-year from 79.7% for the corresponding period of FY2010. The year-over-year increase in gross margins was primarily due to more contribution from the sales of FISH probes and HPV-DNA chips which generated higher gross margin and a substantial reduction in the Company’s provision of free ECLIA analyzers and SPR analyzers. The reduction in the provision of free analyzers resulted from the above-mentioned more stringent control over credit sales to ECLIA distributors and the research and development of a new generation of SPR analyzer.

Research and development expenses were RMB11.0 million (US$1.7 million) for 2Q FY2011, representing a 1.3% year-over-year increase. Non-GAAP research and development expenses were RMB10.4 million (US$1.6 million) for 2Q FY2011, representing a 6.9% year-over-year increase.

Sales and marketing expenses were RMB30.2 million (US$4.7 million) for 2Q FY2011, representing a 40.6% year-over-year increase. Non-GAAP sales and marketing expenses were RMB30.0 million (US$4.7 million) for 2Q FY2011, representing a 41.0% year-over-year increase. The year-over-year increases were primarily due to the increase in direct sales efforts for molecular diagnostic systems and sales incentives to direct sales personnel.

General and administrative expenses were RMB21.9 million (US$3.4 million) for 2Q FY2011, representing a 12.7% year-over-year decrease. The year-over-year decrease was primarily due to a decrease in stock compensation expense. Non-GAAP general and administrative expenses were RMB17.2 million (US$2.7 million) for 2Q FY2011, representing a 0.4% year-over-year decrease.

Interest expense on convertible notes was RMB32.7 million (US$5.1 million) for 2Q FY2011. Non-GAAP interest expense on convertible notes was RMB31.8 million (US$5.0 million) for 2Q FY2011. As of September 30, 2011, the Company had outstanding convertible notes of US$16.7 million in principal value which bore interest at 3.5% and matured in November 2011, and US$246.5 million and US$150.0 million in principal value of outstanding convertible notes which bear interest at 4% and 6.25% per annum, respectively, and will mature in August 2013 and December 2016, respectively.

Interest expense related to amortization of convertible notes issuance costs was RMB3.9 million (US$0.6 million) for 2Q FY2011.

Interest expense related to amortization of share lending costs was RMB2.3 million (US$0.4 million) for 2Q FY2011.

Other income was RMB1.2 million (US$0.2 million) for 2Q FY2011.

Income tax expense was RMB29.4 million (US$4.6 million) for 2Q FY2011. The consistently high effective tax rate was due to the fact that certain expenses of the Company such as stock compensation expense, amortization of acquired intangible assets and interest expense of convertible notes were not deductible for income tax purpose. In addition, the Company accrues for withholding income tax on distributable earnings generated in China which the Company does not intend to permanently reinvest in China.

Net income was RMB33.3 million (US$5.2 million) for 2Q FY2011, compared to net loss of RMB2.9 million for the corresponding period of FY2010. Non-GAAP net income was RMB89.6 million (US$14.0 million) for 2Q FY2011, representing a 36.9% increase from the corresponding period of FY2010. The year-over-year increases were primarily due to the increase in molecular diagnostic system sales and other reasons mentioned above.

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) was RMB145.5 million (US$22.8 million) for 2Q FY2011, representing a 35.9% increase from the corresponding period of FY2010. The year-over-year increase was primarily due to the increase in molecular diagnostic system sales.

Adjusted EBITDA was RMB151.4 million (US$23.7 million) for 2Q FY2011, representing a 30.1% increase from the corresponding period of FY2010. The year-over-year increase was primarily due to the increase in molecular diagnostic system sales.

Stock compensation expense for 2Q FY2011 was RMB5.9 million (US$0.9 million), of which RMB0.4 million was allocated to cost of revenues, RMB0.6 million to research and development expenses, RMB0.2 million to sales and marketing expenses and RMB4.7 million to general and administrative expenses. The Company approved the grant of 4,500,000 restricted shares, equivalent to 450,000 ADSs, to directors, officers and certain employees on November 7, 2011. The restricted shares vest at the end of a two-year period.

Amortization of acquired intangible assets for 2Q FY2011 was RMB47.2 million (US$7.4 million) which was all allocated to cost of revenues.

As of September 30, 2011, the Company’s cash and cash equivalents were RMB1,316.8 million (US$206.5 million). Net cash generated from operating activities for 2Q FY2011 was RMB79.1 million (US$12.4 million). Net cash used in investing activities for 2Q FY2011 was RMB0.6 million (US$0.1 million). There was no financing activity for 2Q FY2011.

As of September 30, 2011, the Company’s net accounts receivable balance was RMB638.5 million (US$100.1 million), representing an increase of 13.0% from the balance at June 30, 2011. The increase in net accounts receivable was primarily due to the increase in molecular diagnostic system sales to hospital customers which normally pay in 6 to 12 months and slower payments from certain distributors of immunodiagnostic systems.

The Company evaluates the collectability of its accounts receivable based on the aging of account balances, collection history, credit quality of the customer and current economic conditions that may affect a customer’s ability to pay. The Company has recognized an allowance for doubtful accounts in its consolidated financial statements. The allowance for doubtful accounts increased by RMB4.8 million (US$0.8 million) to RMB33.6 million (US$5.3 million) as of September 30, 2011 from RMB28.8 million as of June 30, 2011.

Six Months Ended September 30, 2011 Unaudited Financial Results

Revenues were RMB475.6 million (US$74.6 million) for the six months ended September 30, 2011, representing a 22.6% increase from the corresponding period of FY2010. The year-over-year increase in revenues was primarily due to the increase in molecular diagnostic system sales which was offset in part by the decrease in immunodiagnostic system sales.

Gross margin was 63.9% for the six months ended September 30, 2011 which increased year-over-year from 60.9% for the corresponding period of FY2010. Non-GAAP gross margin was 84.0% for the six months ended September 30, 2011 which increased year-over-year from 79.4% for the corresponding period of FY2010. The year-over-year increase in gross margins was primarily due to more contribution from the sales of FISH probes and HPV-DNA chips which generated higher gross margin and the substantial reduction in the Company’s provision of free ECLIA analyzers and SPR analyzers as noted above.

Research and development expenses were RMB21.8 million (US$3.4 million) for the six months ended September 30, 2011, representing a 1.2% year-over-year increase. Non-GAAP research and development expenses were RMB20.1 million (US$3.2 million) for the six months ended September 30, 2011, representing a 6.1% year-over-year increase.

Sales and marketing expenses were RMB53.4 million (US$8.4 million) for the six months ended September 30, 2011, representing a 34.5% year-over-year increase. Non-GAAP sales and marketing expenses were RMB53.0 million (US$8.3 million) for the six months ended September 30, 2011, representing a 34.3% year-over-year increase. The year-over-year increase was primarily due to the increase in direct sales efforts for molecular diagnostic systems and sales incentives to direct sales personnel.

General and administrative expenses were RMB44.5 million (US$7.0 million) for the six months ended September 30, 2011, representing an 11.4% year-over-year decrease. The year-over-year decrease was primarily due to a decrease in stock compensation expense. Non-GAAP general and administrative expenses were RMB33.5 million (US$5.3 million) for the six months ended September 30, 2011, representing a 0.5% year-over-year decrease.

Net income was RMB69.1 million (US$10.8 million) for the six months ended September 30, 2011, which improved significantly from RMB30.7 million for the corresponding period of FY2010. Non-GAAP net income was RMB180.0 million (US$28.2 million) for the six months ended September 30, 2011, representing a 47.1% increase from the corresponding period of FY2010.

EBITDA was RMB296.1 million (US$46.4 million) for the six months ended September 30, 2011, representing an 18.9% increase from the corresponding period of FY2010.

Adjusted EBITDA was RMB305.6 million (US$47.9 million) for the six months ended September 30, 2011, representing a 38.0% increase from the corresponding period of FY2010.

Stock compensation expense for the six months ended September 30, 2011 was RMB13.7 million (US$2.1 million), of which RMB0.6 million was allocated to cost of revenues, RMB1.7 million to research and development expenses, RMB0.4 million to sales and marketing expenses and RMB11.0 million to general and administrative expenses.

Amortization of acquired intangible assets for the six months ended September 30, 2011 was RMB94.8 million (US$14.9 million), which was all allocated to cost of revenues.

For the convenience of readers, certain RMB amounts have been translated into U.S. dollars at the rate of RMB6.3780 to US$1.00, the noon buying rate in New York City for cable transfers of RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board, as of Friday, September 30, 2011. No representation is made that the RMB amounts could have been or could be converted into U.S. dollars at that rate or at any other rate on September 30, 2011 or at any other dates.

Non-GAAP Measure Disclosures

The Company reported its operating results in accordance with U.S. generally accepted accounting principles (“GAAP”) for the three months and six months ended September 30, 2010 and 2011, respectively. The Company also presented non-GAAP information for the three months and six months ended September 30, 2010 and 2011. The non-GAAP measures are defined below:

•	Non-GAAP gross profit represents gross profit reported in accordance with GAAP, excluding the effects of stock compensation expense and amortization of acquired intangible assets.

•	Non-GAAP gross margin represents non-GAAP gross profit divided by net revenues.

•	Non-GAAP research and development expenses represent research and development expenses reported in accordance with GAAP, excluding the effects of stock compensation expense.

•	Non-GAAP sales and marketing expenses represent sales and marketing expenses reported in accordance with GAAP, excluding the effects of stock compensation expense.

•	Non-GAAP general and administrative expenses represent general and administrative expenses reported in accordance with GAAP, excluding the effects of stock compensation expense.

•	Non-GAAP operating income represents operating income reported in accordance with GAAP, excluding the effects of stock compensation expense and amortization of acquired intangible assets.

•

Non-GAAP interest expense on convertible notes represents interest expense on convertible notes reported in accordance with GAAP, excluding the effects of non-cash interest expense of convertible notes.

•

Non-GAAP interest expense on amortization of share lending costs represents the exclusion of interest expense on amortization of share lending costs reported in accordance with GAAP, as this item is non-cash.

•	Non-GAAP other income (expense), net represents other income and expense, net reported in accordance with GAAP, excluding the effects of gain on repurchase of convertible notes.

•

Non-GAAP net income represents net income reported in accordance with GAAP, excluding the effects of stock compensation expense, amortization of acquired intangible assets, non-cash interest expense of convertible notes, interest expense for amortization of share lending costs as well as gain on repurchase of convertible notes.

•	Non-GAAP earnings per ADS represents non-GAAP net income divided by the weighted average number of ADSs used in computing basic and diluted earnings per ADS in accordance with GAAP.

•	EBIT represents net income reported in accordance with GAAP, excluding the effects of interest income, interest expense and income tax expense.

•	EBITDA represents net income reported in accordance with GAAP, excluding the effects of interest income, interest expense, income tax expense, depreciation and amortization.

•	Adjusted EBITDA represents EBITDA excluding the effects of stock compensation expense as well as gain on repurchase of convertible notes.

Non-GAAP financial measures are used by the Company in its financial and operating decision-making because management believes they reflect the Company’s ongoing business in a manner that allows meaningful period-to-period comparison. The Company’s management believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose.

The presentation of this additional financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For a reconciliation of the non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the financial information included with this earnings announcement.

Conference Call

The Company’s senior management team will host an earnings conference call at 8:00 a.m. U.S. Eastern Time on November 18, 2011 (or 9:00 p.m. Beijing/Hong Kong time on the same date) to discuss the results following this earnings announcement.

The dial-in details for the live conference call are as follows:

•	U.S. Toll Free Number 1-866-519-4004

•	International Dial-in Number 1-718-354-1231

Passcode: CMEDCALL

A live webcast of the conference call will be available on http://ir.chinameditech.com.

A replay of this webcast will be available for one month on this website.

A telephone replay of the call will be available after the conclusion of the conference call through 10:00 a.m. U.S. Eastern Time on November 19, 2011.

The dial-in details for the replay are as follows:

•	U.S. Toll Free Number 1-866-214-5335

•	International Dial-in Number 1-718-354-1232

Passcode: 22980262

About China Medical Technologies, Inc.

China Medical Technologies, Inc. is a leading China-based advanced IVD company using molecular diagnostic technologies including Fluorescent in situ Hybridization (FISH) and Surface Plasmon Resonance (SPR) and an immunodiagnostic technology, Enhanced Chemiluminescence Immunoassay (ECLIA), to develop, manufacture and distribute diagnostic products used for the detection of various cancers, diseases and disorders as well as companion diagnostic tests for targeted cancer drugs. The Company generates all of its revenues in China through the sale of diagnostic consumables including FISH probes, SPR-based DNA chips and ECLIA reagent kits to hospitals which are recurring users of the consumables for their patients. The Company sells FISH probes and SPR chips to large hospitals through its direct sales personnel and ECLIA reagent kits to small and mid-size hospitals through distributors. For more information, please visit http://www.chinameditech.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release, as well as its outlook for the third fiscal quarter ending December 31, 2011 and full fiscal year ending March 31, 2012, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contacts

Winnie Yam

Tel: 852-2511-9808

Email: IR@chinameditech.com

China Medical Technologies, Inc.

Unaudited Condensed Consolidated Balance Sheets

	As of
	June 30, 2011	September 30, 2011
	RMB	RMB	US$
	(in thousands)

Assets
Current assets
Cash and cash equivalents	1,239,458	1,316,837	206,466
Trade accounts receivable, net (1)	565,061	638,506	100,110
Inventories	20,315	20,406	3,199
Prepayments and other receivables	12,833	11,985	1,879

Total current assets	1,837,667	1,987,734	311,654

Property, plant and equipment, net	134,562	129,661	20,330
Land use rights	6,811	6,763	1,060
Goodwill	8,654	8,654	1,357
Intangible assets, net	2,891,353	2,810,152	440,601
Convertible notes issuance costs	51,148	46,713	7,324
Share lending costs	19,804	17,244	2,704

Total assets	4,949,999	5,006,921	785,030

Liabilities
Current liabilities
Trade accounts payable	51,575	53,385	8,370
Accrued liabilities and other payables	206,260	222,334	34,860
Convertible notes	107,136	106,622	16,717
Income taxes payable	91,939	110,749	17,364

Total current liabilities	456,910	493,090	77,311

Convertible notes	2,562,778	2,528,877	396,500
Deferred income taxes	98,985	106,155	16,644

Total liabilities	3,118,673	3,128,122	490,455

Shareholders’ equity
Ordinary shares US$0.1 par value: 500,000,000 authorized; 322,680,001 issued and outstanding as of June 30, 2011 and 324,080,001 issued and outstanding as of September 30, 2011	258,840	259,738	40,724
Additional paid-in capital	881,287	895,888	140,465
Treasury stock	(201,362)	(201,362)	(31,571)
Accumulated other comprehensive loss	(78,120)	(79,489)	(12,463)
Retained earnings	970,681	1,004,024	157,420

Total shareholders’ equity	1,831,326	1,878,799	294,575

Total liabilities and shareholders’ equity	4,949,999	5,006,921	785,030

Note:

	As of
	June 30, 2011	September 30, 2011
	RMB’000	RMB’000	US$’000

(1) Trade accounts receivable	593,814	672,154	105,386
Allowance for doubtful accounts	(28,753)	(33,648)	(5,276)

Trade accounts receivable, net	565,061	638,506	100,110

China Medical Technologies, Inc.

Unaudited Condensed Consolidated Statements of Income and

Reconciliations of GAAP Measures to Non-GAAP Measures

	For the Three Months Ended			For the Three Months Ended
	September 30, 2010			September 30, 2011
	GAAP RMB	Adjustments RMB	Non-GAAP RMB	GAAP RMB	Adjustments RMB	Non-GAAP RMB
	(in thousands except for per ADS information)

Net revenues (1)	201,834	—	201,834	238,450	—	238,450
Cost of revenues (2)	(90,477)	49,539	(40,938)	(83,713)	47,523	(36,190)

Gross profit	111,357	49,539	160,896	154,737	47,523	202,260
Operating expenses
Research and development (3)	(10,877)	1,145	(9,732)	(11,014)	607	(10,407)
Sales and marketing (3)	(21,473)	204	(21,269)	(30,183)	191	(29,992)
General and administrative (3)	(25,048)	7,772	(17,276)	(21,877)	4,673	(17,204)

Total operating expenses	(57,398)	9,121	(48,277)	(63,074)	5,471	(57,603)

Operating income	53,959	58,660	112,619	91,663	52,994	144,657
Interest income	5,119	—	5,119	8,820	—	8,820
Interest expense – convertible notes (4)	(32,019)	7,221	(24,798)	(32,699)	908	(31,791)
Interest expense – amortization of convertible notes issuance costs	(3,906)	—	(3,906)	(3,943)	—	(3,943)
Interest expense – amortization of share lending costs (5)	(2,456)	2,456	—	(2,312)	2,312	—
Other income (expense), net	(1,802)	—	(1,802)	1,193	—	1,193

Income before income tax	18,895	68,337	87,232	62,722	56,214	118,936
Income tax expense	(21,831)	—	(21,831)	(29,379)	—	(29,379)

Net income (loss)	(2,936)	68,337	65,401	33,343	56,214	89,557

Earnings (loss) per ADS
- basic (6)	(0.11)	2.61	2.50	1.26	2.12	3.38

- diluted (6)	(0.11)	2.61	2.50	1.26	2.12	3.38

Weighted average number of ADS
- basic (6)	26,117,308	—	26,117,308	26,495,308	—	26,495,308

- diluted (6)	26,117,308	—	26,117,308	26,513,672	—	26,513,672

China Medical Technologies, Inc.

Unaudited Condensed Consolidated Statements of Income and

Reconciliations of GAAP Measures to Non-GAAP Measures

Convenience Translation for Reference Only

	For the Three Months Ended
	September 30, 2011
	GAAP US$	Adjustments US$	Non-GAAP US$
	(in thousands except for per ADS information)

Net revenues (1)	37,386	—	37,386
Cost of revenues (2)	(13,125)	7,451	(5,674)

Gross profit	24,261	7,451	31,712
Operating expenses
Research and development (3)	(1,727)	95	(1,632)
Sales and marketing (3)	(4,732)	30	(4,702)
General and administrative (3)	(3,430)	733	(2,697)

Total operating expenses	(9,889)	858	(9,031)

Operating income	14,372	8,309	22,681
Interest income	1,383	—	1,383
Interest expense – convertible notes (4)	(5,127)	143	(4,984)
Interest expense – amortization of convertible notes issuance costs	(619)	—	(619)
Interest expense – amortization of share lending costs (5)	(362)	362	—
Other income (expense), net	187	—	187

Income before income tax	9,834	8,814	18,648
Income tax expense	(4,606)	—	(4,606)

Net income	5,228	8,814	14,042

Earnings per ADS
- basic (6)	0.20	0.33	0.53

- diluted (6)	0.20	0.33	0.53

Weighted average number of ADS
- basic (6)	26,495,308	—	26,495,308

- diluted (6)	26,513,672	—	26,513,672

For the convenience of readers, certain RMB amounts have been translated into U.S. dollars at the rate of RMB6.3780 to US$1.00, the noon buying rate in New York City for cable transfers of RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board, as of Friday, September 30, 2011. No representation is made that the RMB amounts could have been or could be converted into U.S. dollars at that rate or at any other rate on September 30, 2011 or at any other dates.

Notes:

	For the Three Months Ended
	September 30, 2010	September 30, 2011
	RMB’000	RMB’000	US$’000
(1) Net revenues
- Molecular diagnostic systems	118,347	163,941	25,704
- Immunodiagnostic systems	83,487	74,509	11,682

	201,834	238,450	37,386

Molecular diagnostic systems
- HPV-DNA chips	3,802	16,319	2,559

(2)	Non-GAAP numbers exclude stock compensation expense and amortization of acquired intangible assets.

	For the Three Months Ended
	September 30, 2010	September 30, 2011
	RMB’000	RMB’000	US$’000

Stock compensation expense	117	373	58
Amortization of acquired intangible assets	49,422	47,150	7,393

	49,539	47,523	7,451

(3)	Non-GAAP numbers exclude stock compensation expense.
(4)	Non-GAAP numbers exclude non-cash interest expense of convertible notes.
(5)	Non-GAAP numbers exclude interest expense for amortization of share lending costs.
(6)	Interest expense and amortization in connection with convertible notes were not added back in computing GAAP diluted earnings per ADS because they were anti-dilutive. Non-GAAP earnings per ADS represents non-GAAP net income divided by the weighted average number of ADSs used in computing basic and diluted earnings per ADS in accordance with GAAP.

China Medical Technologies, Inc.

Unaudited Condensed Consolidated Statements of Income and

Reconciliations of GAAP Measures to Non-GAAP Measures

	For the Six Months Ended			For the Six Months Ended
	September 30, 2010			September 30, 2011
	GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands except for per ADS information)

Net revenues (1)	388,004	—	388,004	475,561	—	475,561
Cost of revenues (2)	(151,831)	72,005	(79,826)	(171,593)	95,443	(76,150)

Gross profit	236,173	72,005	308,178	303,968	95,443	399,411
Operating expenses
Research and development (3)	(21,509)	2,563	(18,946)	(21,766)	1,655	(20,111)
Sales and marketing (3)	(39,739)	295	(39,444)	(53,446)	456	(52,990)
General and administrative (3)	(50,197)	16,803	(33,394)	(44,490)	10,943	(33,547)
Amortization of SPR intangible assets (4)	(27,329)	27,329	—	—	—	—

Total operating expenses	(138,774)	46,990	(91,784)	(119,702)	13,054	(106,648)

Operating income	97,399	118,995	216,394	184,266	108,497	292,763
Interest income	9,716	—	9,716	16,156	—	16,156
Interest expense – convertible notes (5)	(64,524)	15,137	(49,387)	(66,046)	1,898	(64,148)
Interest expense – amortization of convertible notes issuance costs	(7,918)	—	(7,918)	(7,950)	—	(7,950)
Interest expense – amortization of share lending costs (6)	(4,931)	4,931	—	(4,655)	4,655	—
Other income (expense), net (7)	41,493	(47,393)	(5,900)	5,987	(4,112)	1,875

Income before income tax	71,235	91,670	162,905	127,758	110,938	238,696
Income tax expense	(40,493)	—	(40,493)	(58,687)	—	(58,687)

Net income	30,742	91,670	122,412	69,071	110,938	180,009

Earnings per ADS
- basic (8)	1.18	3.52	4.70	2.62	4.20	6.82

- diluted (8)	1.18	3.50	4.68	2.61	4.18	6.79

Weighted average number of ADS
- basic (8)	26,061,946	—	26,061,946	26,398,319	—	26,398,319

- diluted (8)	26,147,246	—	26,147,246	26,499,427	—	26,499,427

China Medical Technologies, Inc.

Unaudited Condensed Consolidated Statements of Income and

Reconciliations of GAAP Measures to Non-GAAP Measures

Convenience Translation for Reference Only

	For the Six Months Ended
	September 30, 2011
	GAAP	Adjustments	Non-GAAP
	US$	US$	US$
	(in thousands except for per ADS information)

Net revenues (1)	74,563	—	74,563
Cost of revenues (2)	(26,904)	14,964	(11,940)

Gross profit	47,659	14,964	62,623
Operating expenses
Research and development (3)	(3,413)	260	(3,153)
Sales and marketing (3)	(8,380)	72	(8,308)
General and administrative (3)	(6,976)	1,716	(5,260)
Amortization of SPR intangible assets (4)	—	—	—

Total operating expenses	(18,769)	2,048	(16,721)

Operating income	28,890	17,012	45,902
Interest income	2,533	—	2,533
Interest expense – convertible notes (5)	(10,355)	297	(10,058)
Interest expense – amortization of convertible notes issuance costs	(1,246)	—	(1,246)
Interest expense – amortization of share lending costs (6)	(730)	730	—
Other income (expense), net (7)	939	(645)	294

Income before income tax	20,031	17,394	37,425
Income tax expense	(9,201)	—	(9,201)

Net income	10,830	17,394	28,224

Earnings per ADS
- basic (8)	0.41	0.66	1.07

- diluted (8)	0.41	0.66	1.07

Weighted average number of ADS
- basic (8)	26,398,319	—	26,398,319

- diluted (8)	26,499,427	—	26,499,427

For the convenience of readers, certain RMB amounts have been translated into U.S. dollars at the rate of RMB6.3780 to US$1.00, the noon buying rate in New York City for cable transfers of RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board, as of Friday, September 30, 2011. No representation is made that the RMB amounts could have been or could be converted into U.S. dollars at that rate or at any other rate on September 30, 2011 or at any other dates.

Notes:

	For the Six Months Ended
	September 30, 2010	September 30, 2011
	RMB’000	RMB’000	US$’000
(1) Net revenues
- Molecular diagnostic systems	226,439	320,085	50,186
- Immunodiagnostic systems	161,565	155,476	24,377

	388,004	475,561	74,563

Molecular diagnostic systems
- HPV-DNA chips	3,820	30,369	4,762

(2)	Non-GAAP numbers exclude stock compensation expense and amortization of acquired intangible assets.

	For the Six Months Ended
	September 30, 2010	September 30, 2011
	RMB’000	RMB’000	US$’000

Stock compensation expense	169	616	96
Amortization of acquired intangible assets	71,836	94,827	14,868

	72,005	95,443	14,964

(3)	Non-GAAP numbers exclude stock compensation expense.
(4)	Non-GAAP numbers exclude amortization of acquired intangible assets.
(5)	Non-GAAP numbers exclude non-cash interest expense of convertible notes.
(6)	Non-GAAP numbers exclude interest expense for amortization of share lending costs.
(7)	Non-GAAP numbers exclude gain on repurchase of convertible notes.

	For the Six Months Ended
	September 30, 2010	September 30, 2011
	RMB’000	RMB’000	US$’000

Gain on repurchase of convertible notes	47,393	4,112	645

(8)	Interest expense and amortization in connection with convertible notes were not added back in computing GAAP diluted earnings per ADS because they were anti-dilutive. Non-GAAP earnings per ADS represents non-GAAP net income divided by the weighted average number of ADSs used in computing basic and diluted earnings per ADS in accordance with GAAP.

China Medical Technologies, Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

	For the Three Months Ended
	June 30, 2011	September 30, 2011
	RMB	RMB	US$
	(in thousands)

Cash flow from operating activities:
Net income	35,728	33,343	5,228
Adjustments to reconcile net income to net cash provided by operating activities:
Exchange loss (gain)	1,180	(1,193)	(187)
Depreciation and amortization of property, plant and equipment	5,501	5,501	862
Amortization of intangible assets	47,677	47,150	7,393
Non-cash interest expense on convertible notes	990	908	143
Amortization of convertible notes issuance costs	4,007	3,943	619
Amortization of share lending costs	2,343	2,312	362
Stock compensation expense	7,826	5,844	916
Land use rights expense	48	48	8
Loss on disposal of property, plant and equipment	41	4	1
Deferred income taxes	7,389	7,170	1,124
Gain on repurchase of convertible notes	(4,112)	—	—
Provision for allowance for doubtful accounts	2,367	4,895	767
Changes in operating assets and liabilities:
Trade accounts receivable	(86,332)	(78,340)	(12,283)
Prepayments and other receivables	1,846	749	117
Inventories	(1,042)	(91)	(14)
Accounts payable	7,073	1,810	284
Accrued liabilities and other payables	15,728	26,190	4,106
Income taxes payable	13,985	18,810	2,949

Net cash provided by operating activities	62,243	79,053	12,395

Cash flow from investing activities:
Purchase of property, plant and equipment	(656)	(604)	(95)
Proceeds from sale of HIFU business	97,358	—	—

Net cash provided by (used in) investing activities	96,702	(604)	(95)

Cash flow from financing activities:
Payment for repurchase of convertible notes	(41,621)	—	—

Net cash used in financing activities	(41,621)	—	—

Effect of foreign currency exchange rate change on cash and cash equivalents	(1,684)	(1,070)	(167)

Net increase in cash and cash equivalents	115,640	77,379	12,133
Cash and cash equivalents at beginning of period	1,123,818	1,239,458	194,333

Cash and cash equivalents at end of period	1,239,458	1,316,837	206,466

China Medical Technologies, Inc.

EBITDA and Adjusted EBITDA Measures

	For the Three Months Ended
	September 30, 2010	September 30, 2011
	RMB	RMB	US$
	(in thousands)
Net income (loss)	(2,936)	33,343	5,228
Adjustments:
Interest income	(5,119)	(8,820)	(1,383)
Interest expense – convertible notes	32,019	32,699	5,127
Interest expense – amortization of convertible notes issuance costs	3,906	3,943	619
Interest expense – amortization of share lending costs	2,456	2,312	362
Income tax expense	21,831	29,379	4,606

EBIT (1)	52,157	92,856	14,559
Adjustments:
Depreciation	5,497	5,501	862
Amortization	49,422	47,150	7,393

EBITDA (2)	107,076	145,507	22,814

EBITDA (2)	107,076	145,507	22,814
Adjustments:
Stock compensation expense	9,238	5,844	916

Adjusted EBITDA (3)	116,314	151,351	23,730

	For the Six Months Ended
	September 30, 2010	September 30, 2011
	RMB	RMB	US$
	(in thousands)
Net income	30,742	69,071	10,830
Adjustments:
Interest income	(9,716)	(16,156)	(2,533)
Interest expense – convertible notes	64,524	66,046	10,355
Interest expense – amortization of convertible notes issuance costs	7,918	7,950	1,246
Interest expense – amortization of share lending costs	4,931	4,655	730
Income tax expense	40,493	58,687	9,201

EBIT (1)	138,892	190,253	29,829
Adjustments:
Depreciation	10,972	11,002	1,725
Amortization	99,165	94,827	14,868

EBITDA (2)	249,029	296,082	46,422

EBITDA (2)	249,029	296,082	46,422
Adjustments:
Stock compensation expense	19,830	13,670	2,144
Gain on repurchase of convertible notes	(47,393)	(4,112)	(645)

Adjusted EBITDA (3)	221,466	305,640	47,921

Notes:

(1)	EBIT represents net income reported in accordance with GAAP, excluding the effects of interest income, interest expense and income tax expense.
(2)	EBITDA represents net income reported in accordance with GAAP, excluding the effects of interest income, interest expense, income tax expense, depreciation and amortization.
(3)	Adjusted EBITDA represents EBITDA excluding the effects of stock compensation expense and gain on repurchase of convertible notes.